November 23, 2004

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Daniel Zimmerman

      Re: YDI Wireless, Inc. – Request to Withdraw
             Registration Statement on Form S-4 (Registration No. 333-111110)

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), YDI Wireless, Inc., a Delaware corporation, hereby requests that the Securities and Exchange Commission consent to the withdrawal of YDI’s Registration Statement on Form S-4 (Registration No. 333-111110) filed with the Commission on December 12, 2003, together with Amendment No. 1 thereto filed with the Commission on March 2, 2004 and Amendment No. 2 thereto filed with the Commission on October 28, 2004 (collectively, including the exhibits thereto, the “Registration Statement”).

        The Registration Statement related to a proposed business combination involving YDI and Phazar Corp. On November 18, 2004, YDI and Phazar Corp issued a press release announcing that they had mutually agreed to terminate the contemplated merger. On November 19, 2004, YDI filed a Current Report on Form 8-K to report the termination of the merger agreement and included as exhibits to that filing copies of the termination agreement and the press release. Accordingly, YDI requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that YDI no longer plans to issue any securities in connection with the terminated business combination.

        YDI confirms that the Registration Statement has not been declared effective, that no securities have been issued or sold in connection with the business combination contemplated by the Registration Statement and the prospectus contained therein, and that YDI has made no distribution of any preliminary prospectus contained in the Registration Statement.

        Pursuant to the foregoing, YDI hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Commission notifies YDI that this application will not be granted.

        YDI requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to YDI’s account for future use.

        If you have any questions regarding this application for withdrawal, please contact the undersigned at (413) 665-8551, extension 215. Thank you for your attention to this matter.

Sincerely, YDI Wireless, Inc. By: /s/ David L. Renauld David L. Renauld Vice President, Legal and Corporate Affairs